19003141

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FEB 25 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USI Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Glastonbury Boulevard
(No. and Street)

Glastonbury (City) CT (State) 06033 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Gritzer (860) 368-2913
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

350 Church Street (Address) Hartford (City) CT (State) 06103 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Gritzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USI Securities, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President, USI Securities, Inc.
Title

[signature]
Notary Public

SUSAN M. FULLWOOD
NOTARY PUBLIC
MY COMMISSION EXPIRES OCT. 31, 2023

SEC Mail Processing
FEB 25 2019
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This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (Bound separately).
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USI SECURITIES, INC.

Index

CohnReznick LLC
cohnreznick.com

CohnReznick
ADVISORY · ASSURANCE · TAX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of USI Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of USI Securities, Inc. (a Delaware corporation) as of December 31, 2018 and 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the statements of financial condition present fairly, in all material respects, the financial position of USI Securities, Inc. as of December 31, 2018 and 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of USI Securities, Inc.'s management. Our responsibility is to express an opinion on USI Securities, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to USI Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as USI Securities, Inc.'s auditor since 1998.

CohnReznick LLP

Hartford, Connecticut
February 20, 2019

USI SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2018 AND 2017

ASSETS

	2018	2017
Current assets:		
Cash	$1,099,821	$3,766,680
Commissions receivable	235,802	155,267
Due from related party	191,345	-
Deferred tax asset	35,716	10,118
Other current assets	589	592
Total current assets	1,563,273	3,932,657
Property and equipment, net:		
Furniture and fixtures	3,165	-
Less accumulated depreciation	(230)	-
	2,935	-
Deposits	35,000	35,000
Total assets	$1,601,208	$3,967,657

LIABILITIES AND STOCKHOLDER'S EQUITY

	2018	2017
Current liabilities:		
Accrued expenses	$ 168,595	$ 152,361
Due to related party	-	1,675,958
Total liabilities	168,595	1,828,319
Commitment		
Stockholder's equity:		
Common stock, $1 par value; 100 shares authorized, issued and outstanding	100	100
Additional paid-in capital	2,102,191	2,102,191
(Accumulated deficit)/retained earnings	(669,678)	37,047
Total stockholder's equity	1,432,613	2,139,338
Total liabilities and stockholder's equity	$1,601,208	$3,967,657

See Notes to Financial Statements.

USI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

Note 1 - Nature of operations:

USI Securities, Inc. (the "Company") is a Delaware corporation that was a wholly-owned subsidiary of USI Consulting Group, Inc. ("USI Consulting Group") through May 15, 2017. USI Consulting Group is a subsidiary of USI Insurance Services LLC. USI Insurance Services LLC is a wholly-owned subsidiary of USI, Inc. ("USI") which was owned by Onex USI Holdings Corp. ("Holdings"), substantially owned by investment funds affiliated with Onex Corporation ("Onex") through May 15, 2017.

On March 16, 2017, Holdings entered into an Agreement and Plan of Merger with the acquirers USI Advantage Corp. ("Advantage") and its wholly-owned subsidiary, USIS Merger Sub, Inc. ("Merger Sub"). Advantage is a Delaware corporation, controlled by entities affiliated with Kohlberg Kravis Roberts & Co. L.P. and Caisse de dépôt et placement du Québec.

On May 16, 2017, the deal was consummated and Merger Sub merged with and into Holdings (the "Merger"), with Holdings as the surviving entity. Immediately following the Merger, Holdings merged with and into USI, with USI continuing as the surviving corporation (collectively the "Transaction"). Upon the closing of the Transaction, USI Consulting Group contributed all its shares in the Company to a newly formed entity, USIC Investment Group, Inc. ("USIC" or the "Parent"), a Delaware corporation. USIC issued one share of Class A Voting Common Stock to a newly formed holding company, USIR Management LLC ("USIR") and ninety-nine shares of Class B Non-Voting Common Stock to USI Consulting Group. USIR is owned by certain members of USI management.

The Company is a FINRA (Financial Industry Regulatory Authority, Inc.) member broker-dealer, Securities and Exchange Commission ("SEC") registered investment advisor and licensed insurance agency. The Company, through its registered representatives, offers and sells mutual funds, variable annuities and variable life insurance contracts, primarily in the qualified plans market throughout the United States. The Company also has a limited amount of "constructive receipt" arrangements with other broker-dealers whereby the Company receives override commissions derived from the sale of securities products to customers of other related entities. The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Summary of significant accounting policies:

Cash and cash equivalents:

For purposes of the statements of cash flows, the Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2018 and 2017, there are no cash equivalents.

Allowance for doubtful accounts:

Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on a review of the current status of each account. At December 31, 2018 and 2017, management of the Company determined an allowance for doubtful accounts is not necessary.

Net capital requirements:

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital as defined under such provisions, and requires that the ratio of aggregate indebtedness to net capital be less than 15 to 1.

Reserve requirements:

The Company is exempt from the requirements relating to cash reserves and possession or control of customers securities under Rule 15c3-3 of the Securities Exchange Act of 1934.

Property and equipment - depreciation:

The Company capitalizes all expenditures for property and equipment in excess of $500. Depreciation of property and equipment is recorded on the straight-line basis over the estimated useful lives of the assets. Estimated lives are as follows:

Assets	Estimated Lives
Computer equipment and software	3 - 5 years
Furniture and fixtures	7 years

Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in operations for the period.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Summary of significant accounting policies (concluded):

Income taxes:

The Company has no unrecognized tax benefits at December 31, 2018 and 2017. The Company's U.S. Federal income tax returns are statutorily closed for all tax years through December 31, 2014, and all state income tax returns are closed for all tax periods prior to the 2014 tax year. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

On December 22, 2017, the Tax Cuts and Jobs Act (the "Act") was signed into law which in part reduces the corporate tax rate from 35% to 21%. Management recorded a one-time entry in December 2017 to reduce the net deferred tax asset/(liability) to reflect the decrease in the Federal tax rate. No further adjustments are necessary as a result of a final review of the Act.

The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the statements of financial condition.

Recent Accounting Pronouncement on Leases:

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2016-02, *Leases (Topic 842),* which provides an updated definition of a lease contract, including guidance on the combination and separation of contracts. The standard requires lessees to recognize a right-of-use asset and a lease liability for substantially all lease contracts on the Statement of Financial Condition. The standard will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018 for public companies and after December 15, 2019 for private companies. In March 2018, the FASB proposed an optional transition method to apply the requirements at adoption through a cumulative-effect adjustment to the opening balance in retained earnings versus retroactive application required for previously issued annual and interim financial statements presented. The Company is currently evaluating the impact of adopting this standard on its financial statements.

Subsequent events:

The Company has evaluated events and transactions for potential recognition or disclosure through February 20 2019, which is the date the financial statements were available to be issued.

Note 3 - Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018 and 2017, the Company has net capital of $966,235 and $1,973,369, respectively, which is $954,995 and $1,851,481, respectively, in excess of its required net capital of $11,240 and $121,888, respectively. The Company's ratio of aggregate indebtedness to net capital is .17 to 1 and .93 to 1 at December 31, 2018 and 2017, respectively.

The Company's nonallowable assets include a portion of commissions receivable related to Registered Representatives dually employed by the Company and the Parent that were not supported by a waiver of rights to these commissions by such Representatives until the revenue was received by the Company. As such, commissions receivable in the amount of $235,793 and $155,259 were considered nonallowable as of December 31, 2018 and 2017, respectively.

Note 4 - Liabilities subordinated to claims of general creditors:

There are no borrowings under subordination agreements at December 31, 2018 and 2017.

Note 5 - Reclassifications:

Certain reclassifications have been made to the prior year's statement of financial condition to enhance comparability with the current year's financial statements. The deferred tax asset balance has been stated separately from other current assets in the statements of financial condition.

Note 6 - Related party transactions:

In 2013, the Company entered into an Expense Sharing Agreement with USI Consulting Group. This agreement includes charges to the Company based on proportionate usage for shared services paid for by USI Consulting Group including staff compensation, overhead, systems usage, administrative support, rent and facility charges, accounting, payroll and other management services.

In addition, the Company's Registered Representatives are compensated by USI Consulting Group for administrative convenience only.

The Company's commission revenues are mainly derived from sales to customers of entities under common ownership with the USI Consulting Group.

Note 7 - Operating leases:

The Company has a service bureau agreement classified for financial statement purposes as a software lease. Effective March 1, 2012, the lease terms require a monthly fee of $2,350. The agreement originally expired in February 2016 at which time the agreement automatically renewed for a period of two years continuing at the same monthly fee. The new lease term expired in February 2018. The agreement again automatically renewed for a period of two years and will continue at the same monthly fee. The new lease term will expire in February 2020.

At December 31, 2018, aggregate future minimum lease payments due consisted of the following:

Year Ending December 31,	
2019	$ 28,200
2020	4,700
	$ 32,900

Note 8 - Concentrations of credit risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and commissions receivable. The Company maintains its cash with high-credit quality financial institutions. At times, such amounts may exceed Federally insured limits. At December 31, 2018 and 2017, the Company has uninsured cash in the amount of approximately $850,000 and $3,517,000, respectively.

USI Securities, Inc.

Report on Statements of Financial Condition
and
Report of Independent Registered Public Accounting Firm

December 31, 2018 and 2017